Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Comprehensive Loss	4

Interim Condensed Consolidated Statements of Changes in Equity	5 - 6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 -18

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except share and per share data)

		Convenience translation into U.S. dollars
		June 30,	June 30,	December 31,
		2015	2015	2014
		Unaudited	Unaudited	Audited
	Note	USD	NIS
ASSETS

CURRENT ASSETS:

Cash and cash equivalents		7,747	29,199	36,091
Accounts receivable and prepaid expenses		758	2,856	3,417

Total current assets		8,505	32,055	39,508

NON-CURRENT ASSETS:

Lease deposits		7	26	26
Property, plant and equipment, net		65	246	133

Total long-term assets		72	272	159

Total assets		8,577	32,327	39,667

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except share and per share data)

		Convenience translation into U.S. dollars
		June 30,	June 30,	December 31,
		2015	2015	2014
		Unaudited	Unaudited	Audited
	Note	USD	NIS
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		356	1,342	1,024
Deferred revenues		287	1,082	-
Other accounts payable		764	2,876	4,750

Total current liabilities		1,407	5,300	5,774

NON-CURRENT LIABILITIES:

Warrants exercisable into shares		1,087	4,097	6,969
Deferred revenues		1,005	3,788	-
Severance pay, net		57	214	224

Total long-term liabilities		2,149	8,099	7,193

COMMITMENTS AND CONTINGENT LIABILITIES	3

SHAREHOLDERS' EQUITY	4

Share capital		1,444	5,441	5,441
Share premium		80,248	302,456	301,787
Capital reserve from share-based payment transactions		4,570	17,225	17,153
Warrants exercisable into shares (series 9-12)		2,384	8,983	9,652
Treasury shares		(963)	(3,628)	(3,628)
Accumulated other comprehensive loss		(189)	(711)	(1,015)
Accumulated deficit		(82,794)	(312,048)	(304,150)

Equity attributable to equity holders of the Company		4,700	17,718	25,240

Non-controlling interests		321	1,210	1,460

Total shareholders' equity		5,021	18,928	26,700

Total liabilities and shareholders' equity		8,577	32,327	39,667

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2015	2015	2014
	Unaudited
	USD	NIS	NIS

Revenues	72	271	-

Research and development expenses	1,526	5,751	8,636
General and administrative expenses	1,239	4,670	5,425

Operating loss	2,693	10,150	14,061

Finance expenses	267	1,005	780
Finance income	(766)	(2,886)	(2,485)

Net loss	2,194	8,269	12,356

Other comprehensive loss (income):

Adjustments arising from translating financial statements of foreign operations	(98)	(370)	(65)

Total comprehensive loss	2,096	7,899	12,291

Loss attributable to:

Equity holders of the Company	2,095	7,898	12,014
Non-controlling interests	99	371	342

	2,194	8,269	12,356

Comprehensive loss attributable to:

Equity holders of the Company	2,015	7,594	11,962
Non-controlling interests	81	305	329

	2,096	7,899	12,291

Net loss per share attributable to equity holders of the Company :

Basic and diluted net loss per share	0.09	0.37	0.71

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

In thousands (except share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total equity
	NIS

Balance as of January 1, 2015	5,441	301,787	17,153	9,652	(3,628)	(1,015)	(304,150)	25,240	1,460	26,700

Loss	-	-	-	-	-	-	(7,898)	(7,898)	(371)	(8,269)
Foreign currency translation reserve	-	-	-	-	-	304	-	304	66	370

Total comprehensive income (loss)	-	-	-	-	-	304	(7,898)	(7,594)	(305)	(7,899)

Expire of warrants exercisable into shares	-	669	-	(669)	-	-	-	-	-	-
Share-based payment	-	-	72	-	-	-	-	72	55	127

Balance as of June 30, 2015	5,441	302,456	17,225	8,983	(3,628)	(711)	(312,048)	17,718	1,210	18,928

Balance as of January 1, 2014	4,037	267,946	15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

Loss	-	-	-	-	-	-	(12,014)	(12,014)	(342)	(12,356)
Foreign currency translation reserve	-	-	-	-	-	52	-	52	13	65

Total comprehensive income (loss)	-	-	-	-	-	52	(12,014)	(11,962)	(329)	(12,291)

Issuance of shares, net of issuance expenses of NIS 1,405	491	11,560	381	-	-	-	-	12,432	-	12,432
Share-based payment	7	188	115	-	-	-	-	310	(15)	295

Balance as of June 30, 2014	4,535	279,694	16,257	9,652	(3,628)	(99)	(292,405)	14,006	1,955	15,961

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

In thousands (except share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total equity
	Convenience translation into U.S. dollars

Balance as of January 1, 2015	1,444	80,071	4,551	2,561	(963)	(269)	(80,698)	6,697	387	7,084

Loss	-	-	-	-	-	-	(2,096)	(2,096)	(99)	(2,195)
Foreign currency translation reserve	-	-	-	-	-	80	-	80	18	98

Total comprehensive income (loss)	-	-	-	-	-	80	(2,096)	(2,016)	(81)	(2,097)
Expire of waarents exceriable into shares	-	177	-	(177)	-	-	-	-	-	-
Share-based payment	-	-	19	-	-	-	-	19	15	34

Balance as of June 30, 2015	1,444	80,248	4,570	2,384	(963)	(189)	(82,794)	4,700	321	5,021

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2015	2015	2014
	Unaudited
	USD	NIS	NIS
Cash flows from operating activities:

Net loss	(2,194)	(8,269)	(12,356)

Adjustments to reconcile net loss to net cash used:

Depreciation of property, plant and equipment	8	30	22
Share-based payment expense	34	127	295
Issuance expenses related to warrants exercisable into shares	-	-	472
Decrease in severance pay, net	(3)	(10)	(4)
Decrease in fair value of unlisted share options	-	-	(2,243)
Decrease in fair value of warrants exercisable into shares	(762)	(2,872)	(119)
Exchange differences on balances of cash and cash equivalents	(175)	(658)	(131)

	(898)	(3,383)	(1,733)
Working capital adjustments:
Decrease (Increase) in accounts receivable and prepaid expenses	143	535	(559)
Decrease in trade payables	(159)	(597)	(180)
Increase in deferred revenues	1,292	4,870	-
Decrease in other accounts payable	(150)	(563)	(2,656)

	1,126	4,245	(3,395)

Net cash used in operating activities	(1,966)	(7,407)	(17,459)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2015	2015	2014
	Unaudited
	USD	NIS	NIS
Cash flows from investing activities:

Purchase of property, plant and equipment	(38)	(143)	(26)

Net cash used in investing activities	(38)	(143)	(26)

Cash flows from financing activities:

Issuance of shares capital and warrants, net of issuance expenses	-	-	15,772
Exercise of unlisted share options	-	-	*) -

Net cash provided by financing activities	-	-	15,772

Exchange differences on balances of cash and cash equivalents	175	658	131

Decrease in cash and cash equivalents	(1,829)	(6,892)	(1,582)
Cash and cash equivalents at the beginning of the period	9,576	36,091	20,767

Cash and cash equivalents at the end of the period	7,747	29,199	19,185

Supplemental disclosure of cash flow information:

Cash received during the year for interest	5	18	25

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:-	GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2015 and for the six months then ended. These financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2014 and for the year then ended.

b.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiaries (as defined below)

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008) and whose accounts are consolidated with those of the Company

OphthaliX	-	OphthaliX Inc. (owned 82% by the Company)

Related company	-	Eye-Fite Ltd. (OphthaliX Inc.’s wholly owned subsidiary)

Related parties	-	As defined in IAS 24

NIS	-	New Israeli Shekel

USD - $	-	U.S. dollar

CAD	-	Canadian dollar

	€-	Euro

c.	Share Purchase Agreement:

On June 18, 2015, OphthaliX entered into a Share Purchase Agreement (the “Agreement”) with Improved Vision Systems (I.V.S) Ltd (“IVS”), an Israeli company and its shareholders (the “Sellers”).  Upon the terms and subject to the conditions further described in the Agreement, OphthaliX will acquire IVS from the Sellers through the transfer to OphthaliX of all issued and outstanding ordinary shares of IVS in exchange for (i) the issuance by OphthaliX of an aggregate of 2,920,748 shares of Common Stock of OphthaliX to the Sellers, (ii) the issuance by OphthaliX of options to purchase an aggregate of 303,174 shares of Common Stock of OphthaliX to holders of commitments to be granted options to purchase ordinary shares of IVS (the “Option Holders”), and (iii) the issuance by OphthaliX of an aggregate of 2,219,771 shares of Common Stock of OphthaliX to the Sellers and options to purchase 230,411 shares of Common Stock of OphthaliX to the Option Holders upon the fulfillment of certain milestones (collectively, the "Milestone Securities").

The Milestone Securities shall be issued as follows: (i) 1,289,569 Milestone Securities shall be issued upon successful completion of a human clinical study of the first application of OphthaliX’s eye tracking product and (ii) 1,160,613 Milestone Securities shall be issued upon the first commercial sale of OphthaliX’s eye tracking product.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

OphthaliX has agreed to file a registration statement registering the resale of OphthaliX’s common stock issuable under the Agreement at such times and covering such amounts of shares as set forth in the Agreement.

In addition to customary closing conditions, the initial closing is subject to, among other things, the following: (i) the Sellers shall have obtained a ruling from the Israeli Tax Authority, (ii) completion of a fundraising by OphthaliX in an amount no less than the greater of $ 6,000 thousand or the minimum amount to meet the shareholder equity requirements to up-list OphthaliX to a national securities exchange, and (iii) receipt of approval by OphthaliX to up-list OphthaliX to a national securities exchange. If the initial closing does not take place prior to August 15, 2015, then the Agreement shall automatically terminate, unless otherwise agreed to in writing between OphthaliX, IVS and its founder.

In August 2015, subsequent to the balance sheet date, OphthaliX signed an amendment to the Agreement. For further information, refer to Note 7b.

The Company has incurred losses in the amount of NIS 8,269 thousands and negative cash flow from operating activities in the amount of NIS 7,407 thousands, during the six months ended June 30, 2015. The accumulated deficit as of June 30, 2015 amounted NIS 312,048 thousand.

d.	The Company has not yet generated any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry. In March 2015, the Company received a net total of NIS 5,141 thousand (CAD 1,650 thousand) advance payment according to an agreement with a Canadian company for future sales in Canada (for further information refer to Note 3b3). Furthermore, the Company is continuing to finance its operating activities by raising capital and collaborating with multinational companies in the industry. The Company has other alternative plans for financing its ongoing activities, if necessary, such as having the flexibility to control clinical trials costs and/or by monetizing the Company’s shares held by OphthaliX.

In February 2013 the Company issued to OphthaliX a formal letter, which has been updated periodically (most recently in August 2015), stating that the Company agrees to defer payments owing to it under the services agreement from January 31, 2013 for the performance of the clinical trials of CF101 in ophthalmic indications until the completion of a fundraising by OphthaliX sufficient to cover such deferred payments. In addition, in August 2015, the Company issued a financial support letter pursuant to which it committed to cover any shortfall in the costs and expenses of operations of OphthaliX which are in excess of OphthaliX’s available cash to finance its operations, including cash generated from any future sale of Company shares held by OphthaliX. Both letters remain in effect for a period of at least 14 months from August 2015 and any related balance bears interest at a rate of 3% per annum.

The Company's management and board of directors are of the opinion that the existing financial resources will be sufficient to support its operations beyond December 31, 2016. There are no assurances that the Company will have an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of the development programs.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The interim condensed consolidated financial statements for the six months period ended June 30, 2015 have been prepared in accordance with IAS 34, "Interim Financial Reporting".

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2014.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2014.

b.	Revenue recognition

The Company generates income from licensing agreements with pharmaceutical companies. These agreements usually comprise license fees, annual license fees, milestone payments and potential royalty payments.

Revenues are recognized in the statements of comprehensive income\loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Arrangement with multiple elements:

Revenues from sale agreements that do not contain a general right of return and that are composed of multiple elements such as licenses and services are allocated to the various accounting units and recognized for each accounting unit separately. An element constitutes a separate accounting unit if and only if it has a separate value to the customer.

Revenues from the various accounting units are recognized when the criteria for revenue recognition regarding the elements of that accounting unit have been met according to their type and only to the extent of the consideration that is not contingent upon completion or performance of the remaining elements in the contract.

Revenues from license fees:

As for revenues from preliminary license fees, the Company examines whether the license can be separated from the Company's other performance obligations, if at all:

1.	If the Company has material performance obligations, it determines that the revenues from preliminary license fees and annual license fees will not be immediately recognized as a sale. Therefore, revenues from the license and the related obligations must be recognized on a cumulative basis according to the nature of the agreement, for example, according to the development terms.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	When the Company has no material performance obligations, it determines that the revenues from license fees and annual license fees will be recognized in the period in which they are received.

Revenues from milestone payments:

Revenues which are contingent on compliance with milestones are recognized in profit or loss at the achievement of milestones, provided that the following criteria have been met:

1.	The milestone payments are non-recoverable;
2.	The achievement of a certain milestone involves a level of risk that is not reasonably secured at the inception of the agreement;
3.	The achievement of the milestone involves exercising a real effort;
4.	The milestone payments are reasonable in proportion to the efforts exercised or in proportion to the risk involving the achievement of the milestone; and,
5.	The time that elapses between payments is equivalent to the effort required to achieve the milestone.

Revenues from royalties:

Revenues from royalties are recognized as they accrue in accordance with the terms of the relevant agreement.

c.	New standards in the period prior to their adoption:

IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	On January 29, 2003 the Company signed a license agreement with the U.S. National Institute of Health ("NIH"). According to the agreement the Company was commited to pay royalties until the expiration of the last patent. The last patent under this agreement expired on June 29, 2015, and therefore except of any amounts already accrued on the balance sheet, no future payments or royalties will be due.

 CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

2.	According to the patent license agreement signed on November 2, 2009 with the Leiden University in the Netherlands, which is affiliated with the NIH, the Company is obligated to pay royalties as follows:

a)	2%-3% of net sales (as defined in the agreement) received by the Company;
b)	Royalties in a total amount of up to € 850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) € 50 thousand upon initiation of Phase I studies; (ii) € 100 thousand upon initiation of Phase II studies; (iii) € 200 thousand upon initiation of Phase III studies; and (iv) € 500 thousand upon marketing approval by any regulatory authority; and,
c)	If the agreement is sublicensed to another company, the Company will provide the Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of June 30, 2015, no accrual is recorded with respect to Leiden University.

b.	Commitments and license agreements:

1.	In September 2006 the Company signed an exclusive license agreement regarding inflammatory indicators with a public Japanese company, Seikagaku Corporation (the “Japanese Corporation”). According to the agreement, the Company obtained certain payments from the Japanese Corporation (for details about the license agreement see Note 12b1 to the consolidated financial statements as of December 31, 2014).

In August 2015, subsequent to the balance sheet date, the Company and the Japanese Corporation entered into an agreement terminating the license agreement. For further information, refer to Note 7a.

2.	In December 2008, the Company signed an agreement regarding the provision of a license for its CF101 drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean Company a license to use, develop and market its CF101 drug for treating only rheumatoid arthritis only in the Republic of Korea.

According to the license agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $300 thousand that was received on the effective date of the license agreement in 2006, and up to $1.2 million (gross) based on the Company's achievement of certain milestones as follows: (i) $200 thousand upon the public announcement of the data from the Can-Fite Phase IIb clinical trial (such amount was received and included in the Company's revenue for the year ended December 31, 2010); (ii) $200 thousand upon commencement of the first clinical study by the Korean Company in the Republic of Korea; (iii) $200 thousand upon submission by the Korean Company of a new drug application in the Republic of Korea; (iv) $300 thousand upon all approval, licenses or authorizations of any regulatory authority necessary for the commercial marketing, sale and use of the product in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland; and (v) $300 thousand upon commercial launch of the product in the Republic of Korea.

b)	The Company is entitled to annual royalties of 7% based on sales of CF101 in Korea as marketed by the Korean Company according to the Korean License Agreement.

As of June 30, 2015, the Company estimates that such contingent payments are remote.

3	In March 2015, the Company signed a distribution agreement with Cipher Pharmaceutical Inc. (“Cipher”). As part of the agreement, Cipher will distribute Can-Fite's lead drug candidate, CF101 ("Product") for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Under the terms of the distribution agreement, Cipher made an upfront payment of NIS 5,141 thousand (CAD 1,650 thousand) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 thousand will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of CF101 in Canada. The agreement further provides that the Company will deliver finished Product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing.

Furthermore, under the distribution agreement the Company shall be responsible for conducting product development activities while Cipher is responsible for distribution, marketing and obtaining applicable regulatory approvals in Canada. The distribution agreement has an initial term of fifteen years, automatically renewable for additional five year periods and may be terminated in certain limited circumstances including certain breaches of the agreement and failure to achieve certain minimum quantities of sales during the contract period.

The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

c.	Class action:

On June 29, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The lawsuit alleges, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, CF101.

The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. The Company believes it has a strong defense against these allegations and that the District Court should deny the motion to approve the class action, however, there is no assurance that the Company’s position will be accepted by the District Court. In such case, the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

NOTE 4:-	EQUITY

a.	Composition of share capital:

	June 30, 2015		December 31, 2014
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares

Ordinary shares of NIS 0.25 par value each	40,000,000	21,763,404	40,000,000	21,763,404

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:-	EQUITY (Cont.)

b.	Treasury shares:

As of June 30, 2015, the Company's shares held by OphthaliX amounted to 446,827 ordinary shares.

	June 30,	December 31,
	2015	2014
	%

Percentage of issued capital	2.05	2.05

c.	Warrants classified as equity:

The Company had 12,168,000 registered warrants (Series 9) that were exercisable into 486,720 ordinary shares of the Company for the exercise price of NIS 21.25 per share. These warrants were exercisable until May 1, 2015. Consequently, the Company re-classified these warrants to Share premium in the aggregate amount of NIS 669.

The Company has 39,042,000 registered warrants (Series 10) that are exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants are exercisable until October 31, 2015.

The Company has 37,372,500 registered warrants (Series 11) that are exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants are exercisable until April 30, 2016.

The Company has 1,470,000 registered warrants (Series 12) that are exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants are exercisable until October 22, 2016.

d.	On March 19, 2015, the Company's shareholders' meeting approved the grant of options to each of four employees to acquire up to 10,000 of the Company's ordinary shares at an exercise price of NIS 8.12 per share. The options will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5:-	RELATED PARTY DISCLOSURE

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2015 and 2014, as well as balances with related parties as of June 30, 2015 and December 31, 2014:

	Six months ended June 30,
	2015	2014
	NIS in thousands

Management and consulting fees (including bonuses)	525	787

Other expenses and share-based payment	24	23

Patent expenses	253	342

Directors' fee and share-based payment	264	233

As of June 30, 2015 and December 31, 2014, there were no outstanding balances with related parties.

NOTE 6:-	FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 -	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 -	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amount of cash and cash equivalents, accounts receivable, trade payables and other accounts payable approximate their fair value.

During March and December 2014, the Company completed a private placement with certain institutional and accredited investors, pursuant to which it sold an aggregate of 1,964,688 and 3,595,506 ordinary shares and warrants to purchase an additional 982,344 and 1,797,753 ordinary shares for an aggregate purchase price of NIS 17,567 thousand and NIS 31,923 thousand, respectively (the "March 2014 Financing" and the "December 2014 Financing", respectively).

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6:-	FINANCIAL INSTRUMENTS (Cont.)

In relation to the March 2014 Financing and the December 2014 Financing, the Company first allocated the proceeds to the warrant, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity.

The fair value of the warrants was determined by using Black-Scholes call option pricing model with the following assumptions: risk free interest ranging from 0.94% to 1.51%; expected volatility ranging from 72.96% to 82.76%; expected life (in years) ranging from 2.7 to 4.44; and, expected dividend yield of 0%.

The Company’s warrants exercisable into shares are classified as level 3 in the fair value hierarchy.

The following table presents the fair value measurement hierarchy for the Company's assets and liabilities. Quantitative disclosures of the fair value measurement hierarchy of the Group's assets and liabilities as of June 30, 2015:

	Valuation	Fair value hierarchy
	date	Level 1	Level 2	Level 3	Total
		NIS in thousands

Liabilities measured at fair value:

Warrants exercisable into shares	June 30, 2015	-	-	4,097	4,097

There were no transfers from level 3 during the period.

Reconciliation of recurring fair value measurements categorised within Level 3 of the fair value hierarchy:

Fair value of warrants exercisable into shares

Balance at January 1, 2014	-

Issuance of warrants exercisable into shares	9,938

Changes in values of warrants exercisable into shares	(2,969)

Balance at December 31, 2014	6,969

Changes in values of warrants exercisable into shares	(2,872)

Balance at June 30, 2015 (unaudited)	4,097

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:-	EVENTS AFTER THE REPORTING PERIOD

a.	In August 2015, subsequent to the balance sheet date, the Company and the Japanese Corporation terminated the license agreement signed in September 2006 for the commercialization of CF101 for inflammatory indications in Japan. The termination agreement provides, among others, that all licenses and rights granted to the Japanese Corporation terminate and all clinical and non-clinical studies conducted by the Japanese Corporation shall be transferred free of charge to Can-Fite.

b.	In August 2015, subsequent to the balance sheet date, OphthaliX signed an amendment to the Share Purchase Agreement with IVS which extended the closing deadline through October 30, 2015 and amended certain closing conditions including lowering the minimal fundraising amount necessary to complete the transaction to $3 million and removing the requirement to receive approval to up-list to a national securities exchange.